SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

The Babcock & Wilcox Company
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities) 05615F102
(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-l(b)
☒	Rule 13d-l(c)
☐	Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 05615F102	13G	Page 2 of 9 pages

1)	NAMES OF REPORTING PERSONS Mason Capital Management LLC, in its capacity as investment manager for certain investment funds and managed accounts. I.R.S. I.D. No. 13-4121993.
2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3)		SEC USE ONLY
4)		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER	14,694,745
		6) SHARED VOTING POWER	-0-
		7) SOLE DISPOSITIVE POWER	14,694,745
		8) SHARED DISPOSITIVE POWER	-0-
9)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	14,694,745
10)		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.3%[1]
12)		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IA

1. The percentage of ownership described above is based on 119,003,623 shares of Common Stock outstanding as of October 31, 2012, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2012.

*  The Reporting Person may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule 13G by virtue of the authority granted to it to vote and dispose of such shares.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13G, except to the extent of any pecuniary interest therein.

CUSIP No. 05615F102	13G	Page 3 of 9 pages

1)	NAMES OF REPORTING PERSONS Kenneth M. Garschina
2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3)		SEC USE ONLY
4)		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER	-0-
		6) SHARED VOTING POWER	14,694,745
		7) SOLE DISPOSITIVE POWER	-0-
		8) SHARED DISPOSITIVE POWER	14,694,745
9)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	14,694,745
10)		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.3%[1]
12)		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN

1. The percentage of ownership described above is based on 119,003,623 shares of Common Stock outstanding as of October 31, 2012, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2012.

*  The Reporting Person may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule 13G by virtue of being a managing principal of Mason Capital Management LLC to which the authority to vote and dispose of such shares was granted.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of all shares of common stock reported in this Schedule 13G.

CUSIP No. 05615F102	13G	Page 4 of 9 pages

1)	NAMES OF REPORTING PERSONS Michael E. Martino
2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3)		SEC USE ONLY
4)		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER	-0-
		6) SHARED VOTING POWER	14,694,745
		7) SOLE DISPOSITIVE POWER	-0-
		8) SHARED DISPOSITIVE POWER	14,694,745
9)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	14,694,745
10)		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.3%[1]
12)		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN

1. The percentage of ownership described above is based on 119,003,623 shares of Common Stock outstanding as of October 31, 2012, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2012.

*  The Reporting Person may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule 13G by virtue of being a managing principal of Mason Capital Management LLC to which the authority to vote and dispose of such shares was granted.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of all shares of common stock reported in this Schedule 13G.

CUSIP No. 05615F102	13G	Page 5 of 9 pages

Item 1.

(a)	Name of Issuer:

The Babcock & Wilcox Company

(b)	Address of Issuer's Principal Executive Offices:

The Harris Building
13024 Ballantyne Corporate Place,
Suite 700
Charlotte, North Carolina 28277

Item 2.

(a)	Name of Person Filing:

This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the “Reporting Persons”) pursuant to an Agreement of Joint Filing attached as Exhibit 99.1 hereto:

(i)  Mason Capital Management LLC, a Delaware limited liability company (“Mason Capital Management”);

(ii)  Kenneth M. Garschina; and

(iii)  Michael E. Martino.

Mason Capital Management, Mr. Garschina and Mr. Martino are filing this Schedule with respect to:

(i) 10,353,155 shares of Common Stock directly owned by Mason Capital Master Fund, L.P., a Cayman Islands exempted limited partnership (“Mason Capital Master Fund”), the general partner of which is Mason Management LLC (“Mason Management”); and

(ii) 4,341,590 shares of Common Stock directly owned by Mason Capital L.P., a Delaware limited partnership (“Mason Capital LP”), the general partner of which is Mason Management.

Mason Capital Management is the investment manager of each of Mason Capital Master Fund and Mason Capital LP, and Mason Capital Management may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule by virtue of the authority granted to Mason Capital Management by Mason Capital Master Fund and Mason Capital LP to vote and exercise investment discretion over such shares.

Mr. Garschina and Mr. Martino are managing principals of Mason Capital Management and the sole members of Mason Management.

(b)	Address of Principal Business Office or, if none, Residence:

The principal business office address of each of the Reporting Persons is:

Mason Capital Management LLC
110 East 59th Street, 30th Floor
New York, New York 10022

(c)	Citizenship:

The place of organization or citizenship of each Reporting Person is as follows:

Name of Reporting Person	Place of Organization/Citizenship
Mason Capital Management LLC	Delaware
Kenneth M. Garschina	United States
Michael E. Martino	United States

(d)	Title of Class of Securities:

Common Stock, par value $.01 per share

(e)	CUSIP Number:

05615F102

CUSIP No. 05615F102	13G	Page 6 of 9 pages

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(i) Mason Capital Management

(a) Amount beneficially owned:	14,694,745

(b) Percent of class:	12.3%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	14,694,745

(ii) Shared power to vote or to direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	14,694,745

(iv) Shared power to dispose or to direct the disposition of	-0-
(ii) Kenneth M. Garschina

(a) Amount beneficially owned:	14,694,745

(b) Percent of class:	12.3%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	-0-

(ii) Shared power to vote or to direct the vote	14,694,745

(iii) Sole power to dispose or to direct the disposition of	-0-

(iv) Shared power to dispose or to direct the disposition of	14,694,745

(iii) Michael M. Martino

(a) Amount beneficially owned:	14,694,745

(b) Percent of class:	12.3%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	-0-

(ii) Shared power to vote or to direct the vote	14,694,745

(iii) Sole power to dispose or to direct the disposition of	-0-

(iv) Shared power to dispose or to direct the disposition of	14,694,745

CUSIP No. 05615F102	13G	Page 7 of 9 pages

The number of shares beneficially owned and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The number of shares beneficially owned is as of December 31, 2012.1 The percentage of ownership described above is based on 119,003,623 shares of Common Stock outstanding as of October 31, 2012, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2012.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this Schedule as may be deemed to be beneficially owned by Mason Capital Management, Mr. Garschina and Mr. Martino is held by Mason Capital Master Fund and Mason Capital LP, as the case may be, all of which are the advisory clients of Mason Capital Management. Mason Capital Management, Mr. Garschina and Mr. Martino disclaim beneficial ownership of all shares of Common Stock reported in this Schedule pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

1 On January 14, 2013 the Reporting Persons filed a Form 4/A with the Securities and Exchange Commission reporting the disposition of shares of Common Stock of the issuer.

CUSIP No. 05615F102	13G	Page 8 of 9 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

MASON CAPITAL MANAGEMENT LLC

By:	/s/ John Grizzetti
Name:	John Grizzetti
Title:	Chief Operating Officer

KENNETH M. GARSCHINA

/s/ Kenneth M. Garschina
Kenneth M. Garschina

MICHAEL E. MARTINO:

/s/ Michael E. Martino
Michael E. Martino

CUSIP No. 05615F102	13G	Page 9 of 9 pages

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement